Filed Pursuant To Rule 433

Registration No. 333-275079

April 19, 2024

The Case for Bitcoin & GBTC April 2024 Bitcoin investing begins here

About Grayscale Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has deep expertise as the world’s largest crypto asset manager*. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Certain Grayscale products are distributed by Grayscale Securities, LLC (Member FINRA/SIPC). Grayscale Investments, LLC (“Grayscale”) is the holding company of Grayscale Advisors, LLC, an SEC-registered investment adviser, as well as Grayscale Securities, LLC, a limited-purpose, SEC-registered broker/dealer and member of FINRA. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and none of the investment products sponsored or managed by Grayscale are registered under the Investment Company Act of 1940. SIPC coverage does not apply to crypto asset products or services discussed on the website. *Based on AUM as of 03/28/2024 For financial professional

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Firm overview Headquartered in Stamford, CT With products in the U.S. and Europe, and clients globally Our Leadership Team as of April, 2024 100+ Diverse team of financial professionals Michael Sonnenshein Chief Executive Officer Craig Salm Chief Legal Officer Edward McGee Chief Financial Officer Rayhaneh Sharif-Askary Head of Product and Research Hugh Ross Chief Operating Officer David LaValle Global Head of ETFs John Hoffman Head of Partnerships and Distribution $37+ Billion* Assets Under Management across Grayscale Products *as of 01/11/2024 For financial professional use only 3 Dorothy Brill Chief People Officer Norah Beers Chief Information Security Officer

What is Bitcoin? Key Bitcoin Characteristics Born out of the aftermath of the 2008 financial crisis, Bitcoin is the world’s largest digital asset and allows users to send money anywhere in the world, at any time of the day or day of the week, without a centralized intermediary. Unlike centralized services, Bitcoin is decentralized and only has to rely on the Bitcoin network itself to verify and record transactions. Bitcoin combines concepts from computer science and cryptography, solving a historical problem: how can two people send money over the internet without having to trust a third party — whether that be the other person, a bank, or an intermediary? Bitcoin was designed with several technological features that have supported its growth and adoption – proof of work, open source, resilience and security, and a transparent ledger. B Scarcity Verifiability Divisibility Portability Fungibility Durability B Scarcity Verifiability Divisibility Portability Fungibility Durability Sent over the internet, making it more portable than gold, cash, or physical coins One Bitcoin is divisible into 100 million smaller units, known as "satoshis." This makes Bitcoin usable for transactions of any size Each Bitcoin is equally exchangeable to another bitcoin Decentralized and secure without reliance or possible failures from a centralized entity All transactions are visible to the public, therefore cannot be reversed There will never be more than 21 million Bitcoin in circulation and the supply rate to reach 21 million is halved about every 4 years For financial professional use only

What is blockchain? Blockchain is a digital accounting ledger and the infrastructure upon which the entire crypto ecosystem is built. Transactions are recorded in chronological order across a distributed, decentralized network of computers. • The term “blockchain” is derived from how transactions are verified and stored in the digital accounting ledger. A block is simply a data structure that contains a list of transactions Bitcoin network users would like verified. Once a Bitcoin miner solves the cryptographic problem, the newly-verified block gets added to the existing chain of blocks (containing previously verified transactions), hence blockchain. • Bitcoin’s blockchain is public and transparent: anyone with access to the internet can see transactions made across the network as a single source of truth, removing centralized intermediaries. Notably though, users are represented in transactions by a long alphanumeric string of characters (their public key) as opposed to their name or other specifics that would identify them as an individual. • Bitcoin’s network uses a “Proof-of-Work (PoW)” consensus mechanism: participants or “nodes” verify, confirm, and add transaction data to new blocks. A majority (over 50%) of the Bitcoin network must verify and confirm the new data based on a set of predefined rules and economic incentives. Adding to the Blockchain 1. A transaction is requested 2. A block (n+1) containing the transaction is created 3. The block is sent to every node in the network 4. Nodes validate the transaction in the block and receive a reward for proof of work 5. The block is added to the existing blockchain once consensus is reached, and the transactions are deemed complete Block n-1 Block n Block n+1 Adding to the Blockchain For financial professional use only

Investing in Bitcoin: Thesis #1 – Store of Value
GRAYSCALE

Bitcoin continues to evolve as a "store of value", or "safe haven" asset as a result of its decentralized nature and limited supply.

Store of value: strong store of value assets retain purchasing power over long periods of time. Bitcoin has many of the properties of a strong store of value: scarcity, portability, durability, and divisibility. Scarcity is crucial for maintaining value over the long term.

Increased demand for "safe haven" assets: investors seek "safe haven" assets to protect their capital from inflation and economic uncertainties. The Global Financial Crisis and COVID-19 pandemic have accelerated demand for instruments that might help protect the real value of assets.

Bitcoin's supply scarcity: with a defined, predictable supply schedule and a hard cap at 21 million ever created, Bitcoin is differentiated from traditional currencies, which are largely controlled by central banks and by government entities that have ability to alter supply, targets, and rates.

Bitcoin akin to "digital gold": Bitcoin may serve as a hedge against currency debasement since it mirrors many of gold's properties in a digital form.

Opportunity for Bitcoin market expansion: the gold investment market today is 5x larger than the Bitcoin market with total gold exposure of ~$13T, of which ~$3T represents private investment in gold (ETFs plus holdings of bars and coins) and ~$2T is held by central banks.


Market Capitalization of Non-Sovereign Money Assets
$bn
7000
6,000
5,000
4,000
3,000
2,000
1,000
0
Investment Gold
Bitcoin
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Source: World Gold Council, Bloomberg, CoinGecko, Grayscale Investment. Data as of April 4, 2024. Past performance not indicative of future results.

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Investing in Bitcoin: Thesis #2 - Means of Payment Today, Bitcoin is also used as a means of payment, void of intermediaries - often creating efficiencies and savings over traditional means of transferring value. Bitcoin’s portability: Bitcoin offers users the ability to send value anywhere in the world, at any time of day or day of the week, representing any amount of value. In fact, Bitcoin as a means of remittance is higher in countries with an unstable domestic currency or banking system e.g., Venezuela, El Salvador. Eliminating time, fees, and inefficiencies: Bitcoin’s portability further removes barriers for users who typically participate in global remittances. Since Bitcoin is decentralized, removing the traditional intermediary, users can avoid the challenges and expenses associated with international transaction fees and exchange rates. Bitcoin’s potential to capture a portion of M1 supply: economists typically refer to the nearly $60T supply of transactional money globally as “M1”. Bitcoin has the potential to capture share of high value payments since it can be more cost effective on the Bitcoin network than traditional payment rails. For financial professional use only

Investing in Bitcoin: Thesis #3 - Technological Innovation Technology has evolved over time, from the industrial revolution to today. Bitcoin and blockchain technology represent the latest technological innovation, and new use cases continue to be identified as the user base grows. Mechanical Artificial intelligence Internet of things Biotechnology Blockchain technology For financial professional use only How will Bitcoin partake in the 4th industrial revolution? Technological Innovation with Undiscovered Use Cases: as the largest cryptocurrency by market cap, Bitcoin and the broader asset class are motivated to update and improve legacy systems, leading to new potential use cases over time. Bitcoin Developers May Drive Innovation: as a public blockchain, Bitcoin allows for independent developers to build on its protocol. Smart contracts and NFTs on the Bitcoin network are both examples of new use cases that have effectively broadened the network’s reach and created value through additional use cases for the protocol. Bitcoin Represents Different Use Cases to Different People: use cases are in the preliminary stages of bringing new users into the network, and will continue to expand to new industries and sectors. 1 Mechanical Production 1760-1840 Steam engines textile machinery 2 Mass Production 1871-1914 Electricity Internal Combustion Telegraph 3 Digital Revolution 1990s-2010s computers internet social media text and email 4 intelligent computing 2010s-present artificial intelligence blockchain technology internet of things biotechnology

Bitcoin provides portfolio diversification Bitcoin has historically shown low correlation to traditional asset classes, providing unique portfolio diversification benefits. As seen below, fixed income correlation to equities has increased materially, and international equities are more correlated with U.S. stocks than ever before. Since 2015, Bitcoin has shown low (with periods of moderate and negative) correlation to major segments of global equities and nearly zero correlation to fixed income, broad commodities, precious metals, and major currencies. For financial professional use only Source: Bloomberg, as of 03/28/2024 Please see important information for detail on indexes used Bitcoin S&P 500 Nasdaq-100 Russell 2000 MSCI ACWI Barclay’s Agg. Broad Commodities Gold Precious Metals JPY/USD Bitcoin S&P500 Nasdaq-100 Russell 2000 MSCI ACWI Barclay’s Agg. Broad Commodities Gold Precious Metals JPY/USD

Bitcoin provides unique alpha generation Bitcoin May Improve Risk-Adjusted Returns Bitcoin has historically outperformed traditional asset classes over a 1-year, 3-year, and 5-year period. Nascent asset classes carry unique risks and can be more volatile, but Bitcoin uniquely expands the opportunity set for investors and asset allocators. Bitcoin Allocation (2%) Model Shows Additive Portfolio Results Portfolio construction inclusive of Bitcoin improves the return-for-risk profile (Sharpe Ratio) compared to a 60/40 portfolio**. Including a 2% allocation enhances the average return/risk ratio (sharpe ratio) by an increase of 21%. Bitcoin YTD 1-Year 3-Year 5-Year Since 2015 68.66% 10.16% 8.49% 4.81% 8.14% -0.78% 3.13% 6.54% 5.18% -6.83% 149.33% 27.86% 38.49% 17.87% 23.15% 1.70% -2.88% 11.85% 4.24% -12.24% 6.51% 9.77% 11.72% -1.46% 6.94% -2.46% 11.55% 9.40% 3.58% -9.90% 77.00% 13.14% 19.86% 6.65% 10.90% 0.36% 7.84% 11.32% 7.77% -6.04% 96.61% 12.42% 20.03% 7.35% 10.52% 1.43% 3.13% 7.89% 4.62% -2.89% SmP500 Nasdaq-100 Russell 2000 MSCI ACWI Barclay’s Agg. Broad Commodities Gold Precious Metals JPY/USD This analysis is hypothetical in nature, does not reflect actual investment results and are not guarantees of future results and is included for informational and educational purposes only. See Important Disclosures for more information. -0.63% 0.44% -3.79% -5.57% -24.21%-25.02% 15.25% 24.98% 24.02% 26.29% 21.36% 25.91% 13.92%16.13% -30% 2015 2016 2017 2018 2019 2020 2021 2022 2023 -20% -10% 0% 10% 20% 30% 6.61% 8.74% Source: Bloomberg as of 03/28/24 2% allocation is for illustrative purposes only. Not financial advice or recommendation 2024 15.62%17.88% 4.75% 5.95% For financial professional use only 10 Source: Bloomberg, as of 03/28/2024 Please see important information for detail on indexes used. Source: Bloomberg, as of 03/28/2024 Please see important information for detail on indexes used. Bitcoin Allocation Model - Portfolio Performance

GBTC has progressed through a 4-Stage lifecycle 1 Private Placement 2 Public Quotation 3 SEC Reporting 4 ETF Uplisting 2024 GBTC uplists to NYSE Arca 2020 GBTC becomes an SEC-reporting company 2015 Shares of GBTC begin trading on OTCQX 2013 Grayscale launches GBTC Over the past 10 years, Grayscale has set the standard for bringing access to Bitcoin to investors in familiar vehicles with the appropriate regulatory oversight and reporting requirements. For the first time, investors could easily add Bitcoin exposure through the public markets to their investment and retirement accounts. Bitcoin became accessible the same way stocks and other investment products are. On 01/11/2024, GBTC becomes the first product to complete the Grayscale product lifecycle – we are beyond excited to bring Bitcoin, and eventually other crypto assets, into greater regulatory purview as ETFs. We launched Grayscale Bitcoin Trust with a deeply held conviction that investors would want to invest in Bitcoin, but would face challenges of where to buy, how to transfer, and ultimately store Bitcoin. To address these challenges, Grayscale Bitcoin Trust provided a familiar solution. GBTC voluntarily becomes the first cryptocurrency fund in the U.S. to become an SEC reporting company, a milestone that standardized the third stage of our product lifecycle. For financial professional use only

Why access Bitcoin through a spot ETF? Exposure type Wrapped physical Wrapped synthetic Physical Synthetic Held in brokerage account Held in brokerage account Requires digital asset wallet Held in brokerage account if exchange-listed Expense ratio Expense ratio + roll costs Network transaction fees Margin requirements + roll costs Spot Bitcoin ETF Bitcoin Futures ETF Spot Bitcoin Bitcoin Futures Storage/ Custody Fees & Expenses (beyond trading) Bitcoin Exposure Comparison For financial professional use only 12 Spot Bitcoin ETFs offer investors access to Bitcoin with all the key benefits of the ETF wrapper: Access and availability Liquidity Flexibility Tax efficiency Transparency Spot Bitcoin ETFs tend to have less tracking error than derivatives products: Because they invest directly in the underlying asset, spot Bitcoin ETFs do not introduce the same costs and other sources of tracking error associated with derivatives.

Why consider investing in Bitcoin now? The Federal Reserve is expected to stop rate increases or possibly cut rates in the future. A reduction in interest rates may create a risk-on investment environment, which could drive inflows into Bitcoin as a technology innovation. Rate Policy Changes Expected Q1 2024 About every four years, block rewards earned by Bitcoin miners are halved, slowing the Bitcoin supply rate and thereby creating increased scarcity. Historically, Bitcoin's halving events have been a catalyst for the asset to increase in price. Bitcoin Halving Expected April 2024 As the network evolves, users continue to identify new use cases. In the past, these new use cases have led to increased transaction volumes and price. We anticipate that users will continue to update and improve incumbent legacy systems, and that these additional use cases will drive increased demand for Bitcoin. Bitcoin Network Finds Additional Use Cases Ongoing Bitcoin is uniquely positioned to serve as a “safe haven” asset as investors seek protection in their investment portfolios from the effects of inflation. Increasing Inflation Globally Ongoing 2024 For financial professional use only

Why GBTC? Grayscale Investments, LLC (“Grayscale”) is the holding company of Grayscale Advisors, LLC, an SEC-registered investment adviser, as well as Grayscale Securities, LLC, a limited-purpose, SEC-registered broker/dealer and member of FINRA. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and none of the investment products sponsored or managed by Grayscale are registered under the Investment Company Act of 1940. For financial professional use only 14 Managed by a crypto specialist As GBTC's sponsor since inception, Grayscale is one of the only asset managers with a decade of experience operating a Bitcoin investment vehicle that is regulated by the U.S. Securities Exchange Commission. Strong liquidity In 2024, daily turnover remains above $900M and average bid-ask spreads have consistently remained under $0.02/share.* *As of 03/28/2024 Long track record Since its launch in 2013, GBTC has evolved from a private placement to a national exchange-listed ET8 that is now held by hundreds of thousands of investors across all 50 states. Robust reporting Provides transparency of public reporting, tax reporting, institutional-grade digital asset custody, and the ability to invest through certain tax-advantaged accounts (IRAs, Roth IRAs, and 401(k) plans).

GBTC is supported by a network of leading service providers For financial professional use only Grayscale bitcoin trust etf provides institutional-grade access to bitcoin within a familiar investment wrapper as of march 28, 2024 fund name fund ticker primary listing exchange fund total net assets fund net asset value shares outstanding total bitcoin per share total expense ratio sponsor index provider auditor legal counsel to sponsor custodian Delaware statutory trustee marketing agent lead market maker grayscale bitcoin trust gbtc (gbtc.iv) new York stock exchange (ARCA) Grayscale Investments, LLC CoinDesk Indices, Inc. KPMG LLP Davis Polk & Wardwell LLP Coinbase Custody Trust Company, LLC Delaware Trust Company Foreside Fund Services, LLC Virtu Americas, LLC

Important Disclosures Investments in digital assets are speculative and involve a high degree of risk and heightened volatility, including a partial or total loss of invested funds. They are not suitable for any investor that cannot afford loss of the entire investment. The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Grayscale Bitcoin Trust ETF. We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “40 Act”), as well as other exchange-traded products which are not subject to the registration of the ‘40 Act. The Trust is not registered under the 1940 Act and is not subject to regulation under the 1940 Act, unlike most mutual funds or ETFs. Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. For financial professional use only

Important Disclosures Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries.. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for,the underlying digital asset. Please consult with your financial professional. Grayscale does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust. Prior to 1/11/2024, shares of the Trust were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. GBTC did not have an ongoing share creation and redemption program. Effective as of the open of business on 1/11/2024, the shares of the Trust were listed to NYSE Arca as an exchange-traded product, GBTC established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Trust’s investment objective both before and after 1/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less expenses and other liabilities. However prior to 1/11/2024, the Trust did not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 1/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 1/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 1/11/2024 may differ significantly.

Important Disclosures and Definitions Bitcoin Allocation Model - Portfolio Performance Disclosures **To estimate the optimal share of crypto assets in a portfolio we ran Monte Carlo simulations of hypothetical portfolios including a classic 60/40 mix of large cap equities and government bonds paired with Bitcoin. The 60/40 portfolio is based on the S&P 500 and the Bloomberg-Barclays US Treasury Total Return Index. Bitcoin returns are based on the spot price. Asset returns, volatilities, and correlations were measured from 2014 to 2023, the period when Bitcoin was more widely available through regulated investment vehicles. Under these assumptions, the portfolio that maximizes the potential risk-adjusted return would own approximately 5% of Bitcoin and 95% of the 60/40 portfolio. This analysis does not include fees. Fees could have an impact on investor returns if they were significantly different across assets (i.e. stocks, bonds, or Bitcoin). This analysis is hypothetical in nature, does not reflect actual investment results and are not guarantees of future results and is included for informational and educational purposes only. The CoinDesk Bitcoin Price Index (XBX) leverages real-time prices from multiple constituent exchanges to provide a representative spot price of Bitcoin in US dollars and is calculated once per second. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The S&P 500 Index is a market-capitalization-weighted index that measures the performance of 500 of the largest publicly traded companies in the United States. The Nasdaq 100 Index is a stock index of the 100 largest companies by modified market capitalization trading on Nasdaq exchanges. The Russell 2000 Index is composed of the smallest 2000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization. The MSCI ACWI captures large and mid cap representation across 23 Developed Markets (DM) and 24 Emerging Markets (EM) countries. With 2,946 constituents, the index covers approximately 85% of the global investable equity opportunity set. The Barclays Global Aggregate Index is a market-weighted index of global government, government-related agencies, corporate and securitized fixed-income investments. The LBMA Gold and Silver Price benchmarks are the global benchmark prices for unallocated gold and silver delivered in London, and are administered by ICE Benchmark Administration Limited. BCOMPR Index, Formerly known as Dow Jones-UBS Precious Metals Subindex (DJUBSPR), the index is a commodity group subindex of the Bloomberg CI. It is composed of futures contracts on gold and silver. It reflects the return of underlying commodity futures price movements only and is quoted in USD. The abbreviation USD/JPY represents the currency exchange rate for the U.S. dollar and the Japanese yen. The pair shows how many yen are required to buy one U.S. dollar—the quote currency and base currency respectively. © 2024 Grayscale Investments, LLC. All trademarks, service marks and/or trade names (e.g., BITCOIN INVESTING BEGINS HERE, DROP GOLD, G, GRAYSCALE, GRAYSCALE CRYPTO SECTORS, and GRAYSCALE INVESTMENTS) are owned and/or registered by Grayscale Investments, LLC. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content (“Content”) - is owned by Grayscale Investments, LLC or others we license Content from, and is protected by copyright, patent and other laws. Grayscale Investments, LLC reserves all rights not expressly described herein. For financial professional use only

Grayscale

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.